UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                                 StemCells, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    85857R105
                                 (CUSIP Number)

                                  May 15, 2003
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)



----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                Page 1 of 5 Pages



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CUSIP No. 85857R105                   13G                      Page 2 of 5 Pages


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     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Millennium Partners, L.P.
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     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [ ]
                                                               (b)  [X]
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     (3) SEC USE ONLY
-----------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
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NUMBER OF      (5)  SOLE VOTING POWER
                    4,000,000
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    4,000,000
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             4,000,000
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             11.85%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             PN
-----------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!



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CUSIP No. 85857R105                   13G                      Page 3 of 5 Pages


           This Amendment No. 4 (this "Amendment") is hereby filed pursuant to Rule 13d-2(d) with respect to the shares of common stock, par value $0.01 per share (the "Common Stock") of StemCells, Inc. (the "Issuer") and amends and supplements the Schedule 13G originally filed by the Reporting Person on September 12, 2000 with the Securities Exchange Commission (the "SEC"), as amended by Amendment No. 1 filed with the SEC on February 23, 2001, Amendment No. 2 filed with the SEC on December 14, 2001 and Amendment No. 3 filed with the SEC on December 21, 2001, in connection with its beneficial ownership of shares of the Common Stock. In this Amendment, the undersigned amends and restates the entire text of Items 4, 7 and 10.

Item 4.   Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)     Amount beneficially owned:

                  The Reporting Person may be deemed the beneficial owner of:
                  (i) 4,000,000 shares of Common Stock held outright by Riverview Group, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Reporting Person ("Riverview") and (ii) subject to the Ownership Limitation (defined below),
                  (x) 2,420,726 shares of Common Stock currently issuable to Riverview upon the exercise of certain warrants (the "Warrants") and (y) 1,000,000 shares of Common Stock currently issuable to Riverview upon the conversion of shares of the Issuer's 3% Cumulative Convertible Preferred Stock (the "Preferred Stock").

                  In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, because the number of shares of Common Stock into which the Warrants and shares of Preferred Stock are exercisable or convertible, as applicable, are limited, pursuant to the terms of the Warrants and certificate of designations covering the Preferred Stock, to that number of shares of Common Stock which would result in Riverview having aggregate beneficial ownership of not more than 9.99% of the total issued and outstanding shares of Common Stock (the "Ownership Limitation"), the Reporting Person disclaims beneficial ownership of any and all shares of Common Stock that would cause Riverview's aggregate beneficial ownership to exceed the Ownership Limitation.

                  Therefore, as of the date of filing of this Amendment, in accordance with the Ownership Limitation, the Reporting Person may be deemed the beneficial owner of 4,000,000 shares of Common Stock, and disclaims beneficial ownership of 3,420,726 shares of Common Stock.

          (b)     Percent of class:

                  Approximately 11.85% as of the date of filing of this Amendment. (Based on confirmation of the Issuer's transfer agent to the



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CUSIP No. 85857R105                   13G                      Page 4 of 5 Pages


Reporting Person there were 29,768,273 shares of Common Stock issued and outstanding as of the close of business on May 13, 2003 and on May 15, 2003, the Issuer issued 4,000,000 shares of Common Stock to Riverview.)

          (c)      Number of shares as to which such person has:

                   (i)   Sole power to vote or to direct the vote:

                         4,000,000 shares of Common Stock.

                   (ii)  Shared power to vote or to direct the vote

                         0

                   (iii) Sole power to dispose or to direct the disposition of

                         4,000,000 shares of Common Stock.

                   (iv)  Shared power to dispose or to direct the disposition of

                         0

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

           The 4,000,000 shares of Common Stock referred to in the first paragraph of Item 4(a) above are held by Riverview.

Item 10.  Certification.

          By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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CUSIP No. 85857R105                   13G                      Page 5 of 5 Pages


                                   SIGNATURES

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: May 27, 2003


                            MILLENNIUM PARTNERS, L.P.


                            By:  /s/ Robert Williams
                               --------------------------------
                                Name:  Robert Williams
                                Title: Chief Financial Officer